Exhibit 99.128

[LOGO] LAKE SHORE GOLD CORP.	181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD ANNOUNCES CHANGES TO BOARD OF DIRECTORS

TORONTO, ONTARIO—(Marketwire — May 12, 2010) - Lake Shore Gold Corp. (TSX:LSG) (“Lake Shore Gold” or “the Company”) today announced changes to the Company’s Board of Directors. Joining the Board is Gianflavio Carozzi, Corporate Treasurer of Hochschild Mining Plc. Departures from the Board include Sethu Raman, Michael Winn, Wayne O’Connor, who did not stand for re-election at the Company’s recent annual meeting, and Ignacio Rosado, who has left the Board following his resignation as Chief Financial Officer of Hochschild.

Mr. Carozzi joined Hochschild in 2007 and has been Corporate Treasurer since that time. Before joining Hochschild, Mr. Carozzi served as Manager of Global FX and Commodities at General Motors’ Treasurer’s Office in New York from 2003 to 2007, performed a number of finance-related roles at Nextel Peru between 2000 and 2001 and, prior to that, worked for Telefonica del Peru from 1998 to 2000. Gianflavio holds an MBA and BSc. in Economics.

Sethu Raman joined Lake Shore Gold’s Board on December 31, 2004 following the acquisition by the Company of all outstanding shares of Holmer Gold Mines Limited through a plan of arrangement. From 1986 to 2004, Dr. Raman was President and CEO of Holmer where he played a leading role in the initial discovery of the Timmins gold deposit and the recognition of the potential of the Timmins West gold trend.

Michael Winn joined Lake Shore Gold’s Board at the time of the Company’s reverse take-over transaction with Aurora Platinum Corp. in 2002 and has made a valuable contribution to developing corporate strategy and helping the Company grow its business. He is President of Terrasearch Inc., a consulting company that provides analysis on mining and energy companies, has worked in the oil and gas industry since 1992, and participates on a number of boards in the mining and oil and gas sectors.

Wayne O´Connor joined Lake Shore Gold´s Board in November 2009 following completion of the Company´s acquisition of West Timmins Mining Inc., where he served as Chairman. Mr. O’Connor was instrumental in assembling the extensive land package on the west side of Timmins that ultimately was held by West Timmins and is currently wholly-owned by Lake Shore Gold, including the Thorne, 144 and Thunder Creek properties.

Ignacio Rosado joined Lake Shore Gold’s Board in February 2008 following Hochschild’s initial investment in the Company. Mr. Rosado played an important role in Hochschild’s decision to establish and grow its investment in Lake Shore Gold.

Alan Moon, Chairman of Lake Shore Gold, commented: “We are very pleased to welcome Gianflavio to the Board and look forward to working with him as Lake Shore Gold moves forward. We would also like to recognize those leaving the Board. Sethu Raman committed much of his career to establishing and pursuing the potential of the Timmins Mine property and we will forever be grateful for his perseverance and commitment. Michael Winn has been with the Company since its beginning and Lake Shore Gold has benefited greatly from his leadership, advice and counsel. Like Sethu, Wayne O’Connor is a veteran of the Timmins Camp and his work has helped us to establish the very attractive land position we have today. Finally, Ignacio Rosado has been a valued director as we have grown our very productive relationship with Hochschild. These directors have made a significant contribution to the success and growth of Lake Shore Gold. They have served shareholders well and we wish to thank them for all of their efforts.”

About Lake Shore Gold

Lake Shore Gold is a rapidly growing mining company with a goal to become a North American mid-tier gold producer through the successful exploration, development and operation of three wholly owned mines in Timmins, Ontario: Timmins Mine, Thunder Creek and Bell Creek Complex. The Company is currently carrying out an underground advanced exploration program at the Timmins Mine project, where it has both a shaft and a ramp, and is drifting from Timmins Mine to the adjacent Thunder Creek property. Progress is also being made with an underground advanced exploration program at its Bell Creek Complex, located on the east side of Timmins, which is moving forward to become the Company’s second mining operation in the Timmins Camp. The Bell Creek Mill has been refurbished to a capacity of 1,500 tonnes per day with plans in place to expand the Mill incrementally to 3,000 tonnes per day. The Company continues to invest aggressively in exploration primarily in Timmins and in select other areas of Northern Ontario and Quebec, and owns a large land position in Mexico. The Company’s common shares trade on the TSX under the symbol LSG.

Forward-looking Statements

Certain statements in this press release relating to the Company’s development projects, exploration properties, project expenditures, business plans, capital position and financial performance are “forward-looking statements” within the meaning of securities legislation. The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will not be less than identified mineral reserves.

The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in Lake Shore Gold’s most recent Annual Information Form and other regulatory filings which are posted on sedar at www.sedar.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lake Shore Gold Corp.

Tony Makuch

President & CEO

(416) 703-6298

Mark Utting

Vice-President, Investor Relations

(416) 703-6298

Email: info@lsgold.com

Website: www.lsgold.com